August 22, 2008

Via Edgar and Federal Express

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jinpan International Limited (the “Company”) Amendment No. 1 to Registration Statement on Form F-3 Filed July 17, 2008 File No. 333-151817

Dear Mr. Mancuso:

Set forth below are the Company’s responses to the comment letter (“Letter of Comment”) of the Securities and Exchange Commission in connection with the above captioned filing. For your convenience, each of the numbered comments in the Letter of Comment is repeated below and the Company’s response is set forth immediately below the comment.

1.

We not your response to prior comment 2; however, your filing continues to refer to an offering involving guarantees. For example, we note your disclosures on pages 20 and 21. Please include all offered securities in the fee table and ensure that all issuers are registrants.

Response: The Company is only registering common shares, par value $.009 per share, and debt securities and has removed references to guarantees in its filing.

The Company appreciates your consideration of the responses provided herein. Please contact the undersigned at (201) 227-0680 x-222 or Albert Sheng, the Company’s General Counsel, at (201) 227-0680 x-226 with any questions or comments you may have with regard to the filing or this letter.

Very truly yours,

/s/ Mark Du

Mark Du

Chief Financial Officer

cc:	Mr. Gabriel Eckstein

Securities and Exchange Commission

Henry I. Rothman
Troutman Sanders LLP

Jinpan International Limited

560 Sylvan Avenue, Englewood Cliffs, NJ 07632

201-227-0680 Tel • www.jstusa.net • 201-227-0685 Fax